Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is dated as of May 29, 2012 and is entered into by and among Glendon Group, Inc., a Delaware corporation and Kia Jam, its president, director and shareholder (collectively “Parent”), David Zinberg (“D Zinberg”), Marina Zinberg (“M Zinberg”), Weston Capital Management LLC, Delaware limited liability company (“Weston”) and Albert Hallac (“Hallac”).

1.                    Each of Parent, D Zinberg, M Zinberg Weston and Hallac hereby agrees that:

i.                                          They are filing or shall file joint statement on Schedule 13D relating to the beneficial ownership of the common stock, par value $0.001 per share (the “Common Stock”), of Bidz.com, Inc., a Delaware corporation (the “Company”),

ii.                                       Schedule 13D as filed with respect to common stock of the Company shall be filed on behalf of each of them, and

iii.                                    Each of the parties hereto is responsible for the completeness and accuracy of the information concerning such party only and is not responsible for the completeness or accuracy of the information concerning other parties to the filing unless such person knows or has reason to believe that such information is inaccurate.

2.                    Each of Parent, D Zinberg, M Zinberg, Weston and Hallac hereby appoints Kia Jam, as or his attorney-in-fact with all power and authority to execute Schedule 13D and any amendments thereto on behalf of each of Parent, D Zinberg, M Zinberg, Weston and Hallac.

3.                    This Joint Filing Agreement may be executed in counterparts.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement as of the date first written above.

Kia Jam, President	David Zinberg
Glendon Group, Inc. and individually

WESTON CAPITAL MANAGEMENT LLC, a Delaware Limited Liability Company
Marina Zinberg
By:
Name:
Title:

Albert Hallac